# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USCB Financial Holdings, Inc., CIK 0001901637
CUSIP: 90355N101
Title of class of securities: Class A common stock, $1.00 par value per share
Address of issuer's principal executive offices: 2301 N.W. 87th Avenue, Doral, Florida (FL), 33172
Date of event which requires filing of this statement: 07/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002142636

## Reporting persons
- Inversiones Atlantida S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Honduras (K2); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (8.2% of the class)
- Atlantida Corporation Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (8.2% of the class)
- Guillermo Bueso Anduray: type of reporting person: individual (IN); citizenship or place of organization: Honduras (K2); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (8.2% of the class)

## Item 1. Issuer
Name of issuer: USCB Financial Holdings, Inc.
Address of issuer's principal executive offices: 2301 N.W. 87th Avenue Doral, FL 33172

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (each a "Reporting Person" and collectively the "Reporting Persons"):
(i) Inversiones Atlantida S.A., a Honduras company ("Invatlan");
(ii) Atlantida Corporation Limited, a private limited company organized under the laws of England and Wales ("ACL"); and
(iii) Guillermo Bueso Anduray ("Mr. Bueso Anduray").
Address of principal business office or, if none, residence:
The principal business address of Invatlan and Mr. Bueso Anduray is Plaza Bancatan, Centroamerica Blvd., Tegucigalpa, Francisco Morazan, Honduras.
The principal business address of ACL is 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX.
Citizenship: See responses to Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.
Invatlan directly holds 1,500,000 shares of Class A common stock, $1.00 par value per share (the "Class A Shares") of USCB Financial Holdings, Inc. (the "Issuer"). ACL is the majority owner of Invatlan and Mr. Bueso Anduray is the Chief Executive Officer of Invatlan and has ultimate decision-making authority at certain entities that collectively have a majority ownership of ACL. As a result, each of ACL and Mr. Bueso Anduray may be deemed the beneficial owner of the securities beneficially owned by Invatlan. However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Bueso Anduray disclaims beneficial ownership of the securities beneficially owned by Invatlan or ACL.
Percent of class:
See responses to Row 11 on each cover page.
All beneficial ownership percentages reported herein are calculated based on 18,263,900 Class A Shares outstanding as of April 30, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 8, 2026.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Inversiones Atlantida S.A.: /s/ Guillermo Bueso Anduray, Guillermo Bueso Anduray, Chief Executive Officer (07/17/2026)
- Atlantida Corporation Limited: /s/ Guillermo Bueso Anduray, Guillermo Bueso Anduray, Director (07/17/2026)
- Atlantida Corporation Limited: /s/ Walter Bodden Joya, Walter Bodden Joya, Director (07/17/2026)
- Guillermo Bueso Anduray: /s/ Guillermo Bueso Anduray, Guillermo Bueso Anduray (07/17/2026)